UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Alvotech
(Name of Issuer)

Ordinary Shares, with nominal value of $0.01 per share
(Title of Class of Securities)

L01800108
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Oaktree Acquisition Holdings II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,946,881(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,946,881(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,946,881(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.31%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported amount reflects (i) 4,280,214 ordinary shares and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of private placement warrants to acquire ordinary shares on a one-for-one basis (“Warrants”).

(2) Calculated based on (i) 266,023,002 ordinary shares outstanding as of June 30, 2023, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2023, and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,117,563(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,117,563(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,117,563(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.74%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported amount reflects (i) 5,450,896 ordinary shares and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

(2) Calculated based on (i) 266,023,002 ordinary shares outstanding as of June 30, 2023, as reported in the Issuer’s Form F-3 filed with the SEC on October 20, 2023, and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

1	NAMES OF REPORTING PERSONS
Oaktree Specialty Lending Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
523,915

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
523,915

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
523,915

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.19%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Calculated based on (i) 266,023,002 ordinary shares outstanding as of June 30, 2023, as reported in the Issuer’s Form F-3 filed with the SEC on October 20, 2023, and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

1	NAMES OF REPORTING PERSONS
Atlas OCM Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,641,478(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,641,478(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,641,478(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.93%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported amount reflects (i) 5,974,811 ordinary shares and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

(2) Calculated based on (i) 266,023,002 ordinary shares outstanding as of June 30, 2023, as reported in the Issuer’s Form F-3 filed with the SEC on October 20, 2023, and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,641,478(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,641,478(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,641,478(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.93%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported amount reflects (i) 5,974,811 ordinary shares and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

(2) Calculated based on (i) 266,023,002 ordinary shares outstanding as of June 30, 2023, as reported in the Issuer’s Form F-3 filed with the SEC on October 20, 2023, and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,641,478(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,641,478(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,641,478(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.93%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported amount reflects (i) 5,974,811 ordinary shares and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

(2) Calculated based on (i) 266,023,002 ordinary shares outstanding as of June 30, 2023, as reported in the Issuer’s Form F-3 filed with the SEC on October 20, 2023, and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

Item 1(a).	Name of Issuer

Alvotech (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

9, Rue de Bitbourg,
Luxembourg, Luxembourg L-1273

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Oaktree Acquisition Holdings II, L.P. (“Acquisition Holdings”);

(ii)	Oaktree Capital Management, L.P. (“Capital Management”);

(iii)	Oaktree Specialty Lending Corporation (“Specialty Lending”);

(iv)	Atlas OCM Holdings, LLC (“Atlas”);

(v)	Oaktree Capital Group Holdings GP, LLC (“OCGH LLC” and, together with each of the foregoing, the “Oaktree Reporting Persons”); and

(vi)	Brookfield Asset Management, ULC (“BAM”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The principal business address of each of the Oaktree Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA90071.

The principal business address of BAM is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, Canada M5J 2T3.

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Ordinary Shares, with nominal value of $0.01 per share

Item 2(e).	CUSIP Number

L01800108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

(b)	Percent of Class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
 See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
 See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
 See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
 See responses to Item 8 on each cover page.

Each of the percentages referenced in this Statement are calculated based on 266,023,002 ordinary shares outstanding as of June 30, 2023, as reported in the Issuer’s Form F-3 filed with the SEC on October 20, 2023, as increased by 4,666,667 ordinary shares issuable upon exercise of the Warrants held by the Reporting Persons (the “Calculation Method”).

The reported securities are held as follows:

•
 Acquisition Holdings directly holds 4,280,214 ordinary shares, inclusive of shares subject to certain earnout terms, and 4,666,667 Warrants, together representing 3.31% of the ordinary shares outstanding based on the Calculation Method.

•	Specialty Lending directly holds 523,915 ordinary shares, inclusive of shares subject to certain earnout terms, representing 0.19% of the ordinary shares outstanding based on the Calculation Method.

•
 Certain separately managed accounts managed by Capital Management (“SMAs”) directly hold 1,170,682 ordinary shares, inclusive of shares subject to certain earnout terms, and Capital Management, as the indirect manager of Acquisition Holdings, may also be deemed to beneficially own the 4,280,214 ordinary shares and 4,666,667 Warrants directly held by Acquisition Holdings. Such direct and indirect holdings represent 3.74% of the ordinary shares outstanding based on the Calculation Method.

•
Atlas is the indirect manager of each of Acquisition Holdings, Specialty Lending, and Capital Management, and therefore may be deemed to beneficially own the 5,974,811 ordinary shares and 4,666,667 Warrants directly held by Acquisition Holdings, Specialty Lending, and the SMAs, collectively representing 3.93% of the ordinary shares outstanding based on the Calculation Method.

•
OCGH LLC, in its capacity as the indirect owner of the class B units of Atlas, and BAM, in its capacity as the indirect owner of class A units of Atlas, may each be deemed the beneficial owners of the shares held directly by Acquisition Holdings, Specialty Lending, and the SMAs, collectively representing 3.93% of the ordinary shares outstanding based on the Calculation Method.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement on Schedule 13G (this “Statement”) shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement, and such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

OAKTREE ACQUISITION HOLDINGS II, L.P.

By: Oaktree Acquisition Holdings II GP, Ltd.
Its: General Partner

By:	/s/Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, L.P.

By: Oaktree Capital Management GP, LLC
Its: General Partner

By:	/s/Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE SPECIALTY LENDING CORPORATION

By: Oaktree Fund Advisors, LLC
Its: Investment Advisor

By:	/s/Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

ATLAS OCM HOLDINGS, LLC

By:	/s/Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

BROOKFIELD ASSET MANAGEMENT, ULC

By:	/s/Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2024, by and among the Reporting Persons.

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares, with nominal value of $0.01 per share, of Alvotech (this “Agreement”), is being filed, and all amendments thereto will be filed, by Oaktree Acquisition Holdings II, L.P. as designated filer on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2024

OAKTREE ACQUISITION HOLDINGS II, L.P.

	By:	Oaktree Acquisition Holdings II GP, Ltd.
Its: General Partner

By:	/s/Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	Oaktree Capital Management GP, LLC
Its: General Partner

By:	/s/Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE SPECIALTY LENDING CORPORATION

By:	Oaktree Fund Advisors, LLC
Its: Investment Advisor

By:	/s/Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

ATLAS OCM HOLDINGS, LLC

By:	/s/Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

BROOKFIELD ASSET MANAGEMENT, ULC

By:	/s/Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory